The  following  statement is scheduled for release today.

                                  PRESS RELEASE

Date:    March 21, 2001

Contact:   James D. Rickard
           Community Bank Shares of Indiana, Inc.
           President and Chief Executive Officer
           201 W. Spring Street
           New Albany, IN  47150
           (812) 949-2224

For Release:      Immediately

Community Bank Shares of Indiana, Inc. announces 1st quarter dividend

     NEW ALBANY, IN. (March 21, 2001) - James D. Rickard, President and CEO of Community Bank Shares of Indiana, Inc., announced today that the Board of Directors has declared a first quarter dividend of $.145 per share of its common stock, an increase of $.01 per share over the dividend paid in fourth quarter 2000. The dividend is payable April 16, 2001, to shareholders of record as of March 31, 2001.
     Community Bank Shares of Indiana, Inc. is Southern Indiana's largest independent bank holding company with more than $416 million in assets as of December 31, 2000. Headquartered at 101 W. Spring St. in New Albany, IN., the company owns three full-service banking subsidiaries that include Community Bank and Heritage Bank in Southern Indiana and Community Bank of Kentucky in Bardstown, KY.
     The company is traded on the Nasdaq Small Cap Market under the symbol CBIN.